UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

SECURED INCOME L P

(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class of Securities)

813901105
(CUSIP Number)

Chip Patterson Managing Director and General Counsel MacKenzie Capital Management, LP 1640 School Street Moraga, CA 94556 (925) 631-9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 813901105
1.	Names of Reporting Persons MacKenzie Capital Management, LP I.R.S. Identification Nos. of Above Persons (Entities Only): 68-0151215
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California Address of Principal Office: 1640 School Street, Moraga, CA 94556
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 373,819
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 373,819
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 373,819 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.0%(2)

14.	Type of Reporting Person (See Instructions) PN

(1) The number of shares reported as beneficially owned is as of September 19, 2012.  The shares reported consists of shares owned by:  AHY Institutional Investors, Ltd., Coastal Realty Business Trust, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 7, LLC, MP Falcon Fund, LLC, MP Falcon Growth Fund 2, LLC, MP Income Fund 12, LLC, MP Income Fund 14, LLC, MP Income Fund 16, LLC, MP Income Fund 18, LLC, MPF Acquisition Co 3, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Fund 2, LLC, MPF DeWaay Fund 8, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Income Fund 22, LLC, MPF Income Fund 25, LLC, MPF Special Fund 8, LLC, and Real Estate Securities 1983, LP for all of which MacKenzie Capital Management, LP (or its affiliates) is the manager, trustee, or general partner.

(2) The percentage is calculated based on a total of 984,369 of the Issuer’s limited partnership interests outstanding as of August 9, 2012, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP No. 813901105
1.	Names of Reporting Persons Coastal Realty Business Trust I.R.S. Identification Nos. of Above Persons (Entities Only): 27-6650104
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada Address of Principal Office: 1640 School Street, Moraga, CA 94556
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 228,936
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 228,936
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.3%

14.	Type of Reporting Person (See Instructions) OO

Item 1 Security and Issuer
          This statement relates to the limited partnership interests (the “Units”) of Secured Income, LP (the “Partnership”). The principal executive offices of the Partnership are located at 340 Pemberwick Road, Greenwich, Connecticut.

Item 2 Identity and Background

This statement is being filed by each of the following persons (collectively, “Reporting Persons”):
1.	MacKenzie Capital Management, LP, a California Limited Partnership (“MacKenzie”).
2.	Coastal Realty Business Trust, a Nevada business trust (“Coastal Realty”).

The principal business address of the Reporting Persons is 1640 School Street, Moraga, California, 94556.  During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

          The total amount of funds required by MacKenzie to acquire the Units was $2,828,952.  Each of the MacKenzie affiliates used its own assets to purchase such Units, which may at any given time include funds borrowed in the ordinary course in their margin accounts. These purchases were made through numerous tender offers except for the transaction disclosed herein, which was a private purchase from AIMCO Properties, LP and its affiliates.

Item 4 Purpose of Transaction

          MacKenzie acquired the Units for investment purposes, but has also now purchased a 50% interest in WRC-87A Corporation, a Co-General Partner of the Partnership, and a 50.02% interest in Real Estate Equity Partners, L.P., another co-general partner of the Partnership.  Thus, MacKenzie now controls one of the Partnership’s co-general partners, and has shared control of another co-general partner, but no interest in the third co-general partner of the Partnership.

Item 5 Interest in Securities of the Issuer

          (a) MacKenzie beneficially owns 373,81 Units, which represent 38.0% of the issued and outstanding Units.
          (b) MacKenzie possesses the sole power to vote and dispose of the Units described in Items 5(a) herein.
          (c) During the past sixty days, Coastal Realty purchased 227,636 Units for $9.17 per Unit and 650 Units for $6.58 per Unit.
          (d) No person is known to have the right to receive or the powers to direct the receipt of dividends from, or the proceeds from the sale of the Units.
          (e) Not applicable.

Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          There are no agreements or understandings, other than those addressed herein, between MacKenzie and the Partnership or between MacKenzie and any other person.

Item 7 Exhibits

Exhibit 7.1	Joint Filing Agreement, dated September 24, 2012, among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and complete and correct.

Dated: September 24, 2012	MacKenzie Capital Management, LP

/s/ Chip Patterson
	Name:	Chip Patterson
	Title:	Managing Director and general counsel
Coastal Realty Business Trust By: MacKenzie Capital Management, LP, Trustee

/s/ Chip Patterson
	Name:	Chip Patterson
	Title:	Managing Director and general counsel

EXHIBIT INDEX

Exhibit No.	Description

7.1	Joint Filing Agreement, dated September 24, 2012, among the Reporting Persons.

CUSIP No. 813901105	SCHEDULE 13D

Exhibit 7.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13D, dated September 24, 2012, with respect to the limited partnership units of Secured Income L.P., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 24th day of September, 2012.

MacKenzie Capital Management, LP

/s/ Chip Patterson
Name:	Chip Patterson
Title:	Managing Director and general counsel
Coastal Realty Business Trust By: MacKenzie Capital Management, LP, Trustee

/s/ Chip Patterson
Name:	Chip Patterson
Title:	Managing Director and general counsel